As filed with the Securities and Exchange Commission on May 21, 2010

Registration No. 333-165562

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GenMark Diagnostics, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3841	27-2053069
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

757 S. Raymond Avenue

Pasadena, CA 91105

(626) 463-2000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jon Faiz Kayyem, Ph.D.

President and Chief Executive Officer

GenMark Diagnostics, Inc.

757 S. Raymond Avenue

Pasadena, CA 91105

(626) 463-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael S. Kagnoff, Esq. Jeffrey C. Thacker, Esq. DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, CA 92121 Tel: (858) 677-1400 Fax: (858) 677-1401	David B. Miller, Esq. Jason Day, Esq. Faegre & Benson LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis, MN 55402 Tel: (612) 766-7000 Fax: (612) 766-1600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.0001 par value per share	$51,750,000	$3,690(2)

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act. Includes the offering price of additional shares of common stock that the underwriters have the option to purchase.

(2)	Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 3 is being filed solely to file Exhibit 5.1, to amend the confidential treatment request with respect to Exhibits 10.7, 10.8, 10.9, 10.10, 10.11, 10.12, 10.13 and 10.14 and to update the Exhibit List accordingly.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All of the amounts are estimated except the SEC registration fee, the FINRA filing fee and the NASDAQ Global Market listing fee.

Amount to be paid
SEC registration fee	$3,690
NASDAQ Global Market listing fee	$125,000
FINRA filing fee	$5,675
Printing and mailing	$300,000
Legal fees and expenses	$1,700,000
Accounting fees and expenses	$500,000
Transfer agent and registrar	$25,000
Miscellaneous	$240,635

Total	$2,900,000

Item 14.	Indemnification of Directors and Officers.

Our certificate of incorporation and bylaws that will be effective upon completion of the offering provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director, officer, or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee, shall be indemnified and held harmless by us to the fullest extent authorized by the Delaware General Corporation Law against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such.

Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action, or an action brought by or on behalf of the corporation, indemnification may be provided only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be provided if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Pursuant to Section 102(b)(7) of the Delaware General Corporation Law, Article 12 of our certificate of incorporation eliminates the liability of a director to us or our stockholders for monetary damages for such a breach of fiduciary duty as a director, except for liabilities arising:

•	from any breach of the director’s duty of loyalty to us or our stockholders;

•	from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law; and

•	from any transaction from which the director derived an improper personal benefit.

The foregoing discussion of our certificate of incorporation, bylaws, indemnification agreements, and Delaware law is not intended to be exhaustive and is qualified in its entirety by such certificate of incorporation, bylaws, indemnification agreements, or law.

Reference is made to Item 17 of our undertakings with respect to liabilities arising under the Securities Act. Reference is also made to the form of underwriting agreement filed as Exhibit 1.1 to this registration statement for the indemnification agreements between us and the underwriters.

Item 15.	Recent Sales of Unregistered Securities

Stock Options Grants

Since March 1, 2007, Osmetech granted stock options to employees and directors pursuant to which the optionees may purchase up to an aggregate of 1,157,049 ordinary shares at a weighted average exercise price of $12.22 per share after giving effect to the Reorganization. Of the options granted during this period, options to purchase a total of 39,099 ordinary shares have been exercised and a total of 154,437 options to purchase ordinary shares were forfeited. The sale and issuance of these securities were exempt from registration under Rule 701 under the Securities Act.

Issuances of Ordinary Shares and Warrants by Osmetech

On December 5, 2008, Osmetech issued 1,050,813 ordinary shares at $3.36 per share to “accredited investors” as defined in Regulation D under the Securities Act of 1933, or Regulation D, for net proceeds of approximately $3.5 million. On December 21, 2008, Osmetech issued 1,942,624 ordinary shares to “accredited investors” as defined in Regulation D at $3.36 per share for net proceeds of approximately $6.5 million.

On June 25, 2009, Osmetech issued 1,139,285 ordinary shares to “accredited investors” as defined in Regulation D at $7.59 per share for net proceeds of approximately $8.6 million. On December 21, 2009, Osmetech issued 2,086,090 ordinary shares to “accredited investors” as defined in Regulation D at $7.60 per share for net proceeds of approximately $15.8 million.

Effective July 1, 2009, Osmetech issued a warrant to purchase 132,475 ordinary shares at an exercise price of $6.94 and a warrant to purchase 88,317 ordinary shares at an exercise price of $10.40. Each of the warrants was issued to an “accredited investor” as defined in Regulation D.

Each of the foregoing share numbers gives effect to the Reorganization. No underwriters were involved in the foregoing sales of securities. To the extent an exemption from registration was required, the securities were sold and issued to accredited investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and, with respect to the sales of ordinary shares, Rule 506 of Regulation D under the Securities Act. The purchasers of shares and warrants represented to Osmetech in connection with their purchase that they were accredited investors and were acquiring the securities for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. The sales of these securities were made without general solicitation or advertising.

Issuances of Common Stock by GenMark Diagnostics, Inc.

Since our incorporation in February 2010, we have issued and sold the following securities that were not registered under the Securities Act:

In connection with our incorporation and initial organization, we issued 1,000 shares of common stock at par value to Osmetech plc for a total consideration of $0.10, which was exempt from registration pursuant to Regulation S under the Securities Act.

Concurrent with the effective time of this offering, we will issue shares of our common stock to the existing shareholders of Osmetech plc in exchange for the cancellation of their outstanding Osmetech ordinary shares pursuant to a scheme of arrangement under Part 26 of the U.K. Companies Act of 2006. Based on the number of ordinary shares of Osmetech outstanding as of March 31, 2010, and the exchange ratio set forth in the scheme of arrangement, we will issue 7,123,512 shares of common stock to the existing shareholders of Osmetech plc. The scheme of arrangement will be approved by the courts in the United Kingdom and by the Osmetech shareholders. The issuances will be exempt from registration pursuant to Section 3(a)(10) of the Securities Act.

In connection with the scheme of arrangement, the holders of outstanding options and warrants to purchase ordinary shares in Osmetech will be given the opportunity to surrender their options and warrants for options and warrants to purchase shares of common stock in GenMark. Based on the options and warrants of Osmetech outstanding as of March 31, 2010, and the exchange ratio set forth in the scheme of arrangement, we will issue options and warrants exercisable for 1,184,305 shares of GenMark common stock to the existing option and warrant holders of Osmetech. The issuance of these options and warrants will be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions not involving a public offering or transactions under compensatory benefit plans and contracts relating to compensation as provided under Rule 701.

Item 16.	Exhibits and Financial Statement Schedules.

(a) See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules

All other schedules have been omitted because they are not applicable.

Financial Statement Schedules

All schedules have been omitted because they are not required or are not applicable or the required information is shown in the financial statements or notes thereto.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Pasadena, California, on May 21, 2010.

GENMARK DIAGNOSTICS, INC.

By:	/s/ JON FAIZ KAYYEM, PH.D.
Name: Jon Faiz Kayyem, Ph.D.
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ JON FAIZ KAYYEM, PH.D Jon Faiz Kayyem, Ph.D	President and Chief Executive Officer (Principal Executive Officer)	May 21, 2010

/s/ STEVEN KEMPER Steven Kemper	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 21, 2010

* Christopher Gleeson	Chairman of the Board	May 21, 2010

* Daryl J. Faulkner	Director	May 21, 2010

* Kevin C. O’Boyle	Director	May 21, 2010

*by:	/S/ JON FAIZ KAYYEM
Jon Faiz Kayyem Attorney-in-fact

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1.1	Form of Underwriting Agreement.**

3.1	Certificate of Incorporation.**

3.2	By-Laws.**

4.1	Form of Warrant**

5.1	Opinion of DLA Piper LLP (US) regarding the legality of the securities being registered.

10.1	Lease between The Campus Carlsbad, LLC and Clinical Micro Sensors, Inc. dba Osmetech Molecular Diagnostics, dated February 8, 2010.**

10.2	Commercial Lease Agreement between Collis P. and Howard Huntington Memorial Hospital Trust and Osmetech Technology Inc., dated March 24, 2008.**

10.3	First Amendment to Commercial Lease Agreement between Collis P. and Howard Huntington Memorial Hospital Trust and Osmetech Technology Inc., dated February 1, 2009.**

10.4	Second Amendment and Termination of Commercial Lease Agreement between Collis P. and Howard Huntington Memorial Hospital Trust and Osmetech Technology Inc., dated November 1, 2009.**

10.5	Commercial Lease Agreement between Kandamerica, Inc., and Osmetech Inc., dated August 1, 2005.**

10.6	Amendment to Commercial Lease Agreement between Kandamerica, Inc., and Osmetech Inc., dated March 12, 2008.**

10.7	License Agreement by and between California Institute of Technology and Clinical Micro Sensors, Inc. dba Osmetech Molecular Diagnostics, dated February 8, 1995.++

10.8	Amended and Restated License Agreement by and between President and Fellows of Harvard College and Clinical Micro Sensors, Inc. dba Osmetech Molecular Diagnostics, dated July 14, 1997.++

10.9	Exclusive License Agreement by and between Marshfield Clinic and Clinical Micro Sensors, Inc. dba Osmetech Molecular Diagnostics, dated October 15, 2007.++

10.10	Non-Exclusive Patent License Agreement by and between the University of Washington and Clinical Micro Sensors, Inc. dba Osmetech Molecular Diagnostics, dated February 28, 2007.++

10.11	Amended and Restated Chemically Modified Enzymes Kit Patent License Agreement by and between Roche Molecular Systems, Inc., F. Hoffman-La Roche Ltd., and Clinical Micro Sensors, Inc. dba Osmetech Molecular Diagnostics, dated February 27, 2008.++

10.12	Non-Exclusive License Agreement by and between The Johns Hopkins University and Clinical Micro Sensors, Inc. dba Osmetech Molecular Diagnostics, dated December 29, 2006.++

10.13	License Agreement by and between the Regents of the University of Michigan, HSC Research and Development Limited Partnership and Clinical Micro Sensors, Inc. dba Osmetech Molecular Diagnostics, dated March 15, 2006.++

10.14	License Agreement by and between HSC Research and Development Limited Partnership and Clinical Micro Sensors, Inc. dba Osmetech Molecular Diagnostics, dated March 15, 2006.++

10.15	2010 Equity Incentive Plan.+**

10.16	Form of Stock Option Agreement+**

10.17	Form of Director and Officer Indemnification Agreement.+**

Exhibit Number	Description of Exhibits
10.18	Executive Employment Agreement, dated January 1, 2010, by and between Osmetech Technology Inc. and Jon Faiz Kayyem.+**

10.19	Executive Employment Agreement, dated November 30, 2009, by and between Clinical Micro Sensors, Inc. dba Osmetech Molecular Diagnostics and Steven Kemper.+**

10.20	Executive Employment Agreement, dated January 1, 2010, by and between Osmetech Technology Inc., and Pankaj Singhal.+**

10.21	Executive Employment Agreement, dated March 1, 2010, by and between Osmetech Technology Inc. and John Bellano.+**

10.22	Compromise Agreement, dated August 10, 2009, by and between Osmetech plc and James White.+**

10.23	Compromise Agreement, dated March 10, 2010, by and between Osmetech plc and David Sandilands.+**

10.24	Loan and Security Agreement, dated March 12, 2010, by and among Square 1 Bank and Osmetech Technology Inc., Clinical Micro Sensors, Inc. dba Osmetech Molecular Diagnostics, and Genmark Diagnostics, Inc.**

10.25	Manufacturing Services Agreement, dated February 1, 2007, by and between Aubrey Group, Inc. and Clinical Micro Sensors, Inc. dba Osmetech Molecular Diagnostics.++**

10.26	First Amendment to Manufacturing Services Agreement, dated May 7, 2009, by and between Aubrey Group, Inc. and Clinical Micro Sensors, Inc. dba Osmetech Molecular Diagnostics.**

21.1	List of Subsidiaries.**

23.1	Consent of DLA Piper LLP (US) (included in Exhibit 5.1).

23.2	Consent of Deloitte & Touche LLP (US).**

23.3	Consent of Deloitte LLP (UK).**

24.1	Powers of Attorney (included in the signature page).**

99.1	Scheme of Arrangement.**

+	Management Compensation Plan
++	Confidential Treatment Request
*	To be filed by amendment
**	Previously filed